SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel receives the 2020-2021 Pro-Ethics Company seal

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes, and sells power, with shares listed on B3 S.A. – Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on NYSE (ELP) and on LATIBEX (XCOP, XCOPO, XCOPU), informs its shareholders and the market in general that it has received, for the second consecutive cycle, the 2020-2021 Pro-Ethics Company seal (“Programa”), a fact that demonstrates the company's commitment to preventing and fighting corruption.

Established through a partnership between the Federal Comptroller General (CGU) and the Ethos Institute of Business and Social Responsibility, since 2010 Pró-Ética encourages Brazilian companies and multinationals operating in Brazil to implement measures that can improve the corporate environment more integrity, ethical and transparent, especially in relations involving the Public Administration.

Participation in the Program is voluntary and is carried out by completing evaluation questionnaires. In the 2020-2021 edition, 327 companies of all sizes and from various business requested access to the program, of which 195 were admitted and, after the evaluation process, 67 companies were approved and recognized as Pro-Ethical Company 2020-2021 .

The results obtained by Copel serve as a thermometer for the functioning of the Company's Integrity Program, which constitutes a set of mechanisms and procedures with the purpose of promoting the correct treatment of ethical and conduct deviations and, mainly, the implementation of anti-corruption measures .

Curitiba, December 07, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 7, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.